

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 12-13-02



03005292

January 16, 2003

Andrew Bor
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act	1934
Section	
Rule	14A-8
Public Availability	1-16-2003

Re: Weyerhaeuser Company
Incoming letter dated December 13, 2002

Dear Mr. Bor:

This is in response to your letter dated December 13, 2002 concerning a shareholder proposal submitted to Weyerhaeuser by Nick Rossi. We also have received a letter on the proponent's behalf dated December 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

ANDREW BOR
206-583-8577
ABor@perkinscoie.com

December 13, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi, with John Chevedden as Proxy, for Inclusion in the Weyerhaeuser Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On October 7, 2002, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Nick Rossi, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting (the "2003 Proxy Statement").

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude portions of the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Weyerhaeuser excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Weyerhaeuser the undersigned hereby files six copies of this letter and the Proposal, which (together with its

[01576-0062/SB023440.062]

supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to poison pills and states, in relevant part:

> *This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.*

Summary of Basis for Exclusion

We have advised Weyerhaeuser that it may properly exclude portions of the Proposal from its 2003 Proxy Statement because such statements are materially false or misleading (Rules 14a-8(i)(3)/14a-9). The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (Apr. 24, 2002); *General Motors Corp.* (Apr. 3, 2002); *The Boeing Co.* (Mar. 2, 2002); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). The Proponent is well aware of the requirements of Rule 14a-8(i)(3), as each year the Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals based on this rule. *See General Motors Corp.*; *Exxon Mobil Corp.*; *Southwest Airlines Co.* (Mar. 25, 2002); *Minnesota Mining and Manufacturing Co.*; *Sabre Holdings Corp.*; *The Boeing Co.* (Mar. 2, 2002). In our view, the Proposal contains several such statements. We

believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, **Proponent's statements in the first heading and paragraph 3, respectively,** that *"[t]his topic won an average 60%-yes vote at 50 companies in 2002,"* that *"[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price,"* and that *"[o]thers see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company"* are properly excludable unless modified because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. The Proponent should specifically identify or provide factual support in the form of a citation to a specific source appearing in the Proposal text for each of the foregoing statements. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See Raytheon Co.* (Mar. 13, 2002) (instructing Proponent to provide a citation to a specific source or delete the heading stating "[a]dopt topic that won 66% of the yes-no vote" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors"); *see also Sabre Holdings Corp.* (instructing Proponent to provide a citation to a specific source or delete the sentence stating "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors"); *Occidental Petroleum Corp.* (Mar. 8, 2002) (instructing Proponent to provide a citation to a specific source or delete the sentence stating "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors"); *The Boeing Co.* (Mar. 2, 2002) (instructing Proponent to provide a citation to a specific source or delete the sentence stating "[t]his topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors").

Second, **Proponent's statement in the heading and first sentence of paragraph two** that states *"Harvard Report: A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill)*

was positively related to company value" is excludable because it is a misleading and incorrect citation. Upon researching Harvard Business School publications, it appears that no such 2001 Harvard Business School study has been published. The Proponent should provide correct citation for the study or delete it altogether. The Staff has granted no-action relief for similar statements in proposals to other companies. *See, e.g., Sabre Holdings Co.* (instructing proponent to "revise the reference to 'The Corporate Library Website' to provide an accurate citation to the source").

Third, **the website address in Proponent's statement in the first sentence of paragraph five** that *"[t]he Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills"*—is properly excludable because it is misleading. Recently, the Staff specifically instructed Mr. Chevedden to delete the reference to *www.cii.org* from the proposal he submitted to the Company and to other companies last year. *See Weyerhaeuser Co.*; *Allegheny Energy, Inc.* (Mar. 20, 2002); *Sabre Holdings Corp.*; *Raytheon Co.*; *Bristol-Myers Squibb Co.* (Mar. 4, 2002); *The Boeing Co.* (Mar. 2, 2002); *Sears Roebuck & Co.* (Feb. 26, 2002). The Proponent should do likewise in this case.

The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The website is filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. For example, the website currently includes press releases regarding completely unrelated matters such as expensing stock options and a list of underperforming companies. Moreover, the Proponent's inclusion of this website address is simply an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Indeed, because the websites are constantly changing, neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. In order to preserve the proxy rules' integrity, the Staff consistently has required deletion of third-party website addresses from shareholder proposals. *See Pharmacia Corp.* (Mar. 7, 2002)

(instructing the Proponent to delete the website addresses "www.cii.org" and "www.cii.org/ciicentral/policies.htm"); *The Boeing Co.* (Feb 23, 1999) (allowing exclusion of a sentence including a website address and a recommendation made on the website); *Emerging Germany Fund, Inc.* (Dec. 22, 1998) (stating "[t]here is support for your view that the reference to the Internet site. . .may undermine the proxy process requirements of Rule 14a-8"); *Pinnacle West Capital Corp.* (Mar. 11, 1998) (stating "there appears to be some basis for you view that the reference to the web page. . .may be excluded").

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the portions of the Proposal identified above are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8577.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Andrew Bor

AB:raa
Enclosures

cc: John Chevedden
Claire Grace, Weyerhaeuser Company

EXHIBIT A

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

ANDREW BOR
206-583-8577
ABor@perkinscoie.com

December 13, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi, with John Chevedden as Proxy, for Inclusion in the Weyerhaeuser Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On October 7, 2002, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Nick Rossi, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting (the "2003 Proxy Statement").

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude portions of the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Weyerhaeuser excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Weyerhaeuser the undersigned hereby files six copies of this letter and the Proposal, which (together with its

supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to poison pills and states, in relevant part:

> *This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.*

Summary of Basis for Exclusion

We have advised Weyerhaeuser that it may properly exclude portions of the Proposal from its 2003 Proxy Statement because such statements are materially false or misleading (Rules 14a-8(i)(3)/14a-9). The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (Apr. 24, 2002); *General Motors Corp.* (Apr. 3, 2002); *The Boeing Co.* (Mar. 2, 2002); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). The Proponent is well aware of the requirements of Rule 14a-8(i)(3), as each year the Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals based on this rule. *See General Motors Corp.*; *Exxon Mobil Corp.*; *Southwest Airlines Co.* (Mar. 25, 2002); *Minnesota Mining and Manufacturing Co.*; *Sabre Holdings Corp.*; *The Boeing Co.* (Mar. 2, 2002). In our view, the Proposal contains several such statements. We

believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, **Proponent's statements in the first heading and paragraph 3, respectively**, that *"[t]his topic won an average 60%-yes vote at 50 companies in 2002,"* that *"[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price,"* and that *"[o]thers see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company"* are properly excludable unless modified because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. The Proponent should specifically identify or provide factual support in the form of a citation to a specific source appearing in the Proposal text for each of the foregoing statements. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See Raytheon Co.* (Mar. 13, 2002) (instructing Proponent to provide a citation to a specific source or delete the heading stating "[a]dopt topic that won 66% of the yes-no vote" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors"); *see also Sabre Holdings Corp.* (instructing Proponent to provide a citation to a specific source or delete the sentence stating "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors"); *Occidental Petroleum Corp.* (Mar. 8, 2002) (instructing Proponent to provide a citation to a specific source or delete the sentence stating "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors"); *The Boeing Co.* (Mar. 2, 2002) (instructing Proponent to provide a citation to a specific source or delete the sentence stating "[t]his topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000" and to provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors").

Second, **Proponent's statement in the heading and first sentence of paragraph two** that states *"Harvard Report: A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill)*

was positively related to company value" is excludable because it is a misleading and incorrect citation. Upon researching Harvard Business School publications, it appears that no such 2001 Harvard Business School study has been published. The Proponent should provide correct citation for the study or delete it altogether. The Staff has granted no-action relief for similar statements in proposals to other companies. *See, e.g., Sabre Holdings Co.* (instructing proponent to "revise the reference to 'The Corporate Library Website' to provide an accurate citation to the source").

Third, **the website address in Proponent's statement in the first sentence of paragraph five** that *"[t]he Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills"*—is properly excludable because it is misleading. Recently, the Staff specifically instructed Mr. Chevedden to delete the reference to *www.cii.org* from the proposal he submitted to the Company and to other companies last year. *See Weyerhaeuser Co.*; *Allegheny Energy, Inc.* (Mar. 20, 2002); *Sabre Holdings Corp.*; *Raytheon Co.*; *Bristol-Myers Squibb Co.* (Mar. 4, 2002); *The Boeing Co.* (Mar. 2, 2002); *Sears Roebuck & Co.* (Feb. 26, 2002). The Proponent should do likewise in this case.

The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The website is filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. For example, the website currently includes press releases regarding completely unrelated matters such as expensing stock options and a list of underperforming companies. Moreover, the Proponent's inclusion of this website address is simply an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Indeed, because the websites are constantly changing, neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. In order to preserve the proxy rules' integrity, the Staff consistently has required deletion of third-party website addresses from shareholder proposals. *See Pharmacia Corp.* (Mar. 7, 2002)

(instructing the Proponent to delete the website addresses "www.cii.org" and "www.cii.org/ciicentral/policies.htm"); *The Boeing Co.* (Feb 23, 1999) (allowing exclusion of a sentence including a website address and a recommendation made on the website); *Emerging Germany Fund, Inc.* (Dec. 22, 1998) (stating "[t]here is support for your view that the reference to the Internet site. . .may undermine the proxy process requirements of Rule 14a-8"); *Pinnacle West Capital Corp.* (Mar. 11, 1998) (stating "there appears to be some basis for you view that the reference to the web page. . .may be excluded").

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the portions of the Proposal identified above are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8577.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Andrew Bor

AB:raa
Enclosures

cc: John Chevedden
Claire Grace, Weyerhaeuser Company

EXHIBIT A

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 20, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Weyerhaeuser Company (WY)
Investor Response to Company No Action Request
Poison Pill Topic
Nick Rossi

Ladies and Gentlemen:

This letter addresses the company December 13, 2002 no action request.
The text that follows supports the respective line listing in the shareholder proposal.

Line 2
The 60% overall pill proposal vote result is highlighted in the enclosed Investor Responsibility Research Center chart.

Line 7 to line 11
The "2001 Harvard Business School study" which was "conducted with the University of Pennsylvania's Wharton School" is an accurate statement which focuses on the source for the expertise and methodology of this study.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

Line 12
The text, a company with good governance will perform better and good governance is a means of reducing risks, is based on *Directors & Boards*, Fall 2001, page 115.

Line 18
SLB No. 14 address the inclusion of websites in shareholder proposals, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents with exhibits for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:
Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

The Boeing Company (February 7, 2002)
The company asked that the Council of Institutional Investors website be excluded. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

The use of the command-find tool will lead the shareholder to the relevant text in the website.

It is believed that concern regarding the possibility of inappropriate information from a website was intended to refer primarily to non-mainstream information sources unrelated to corporate governance and businesses news sources.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Steven Rogel
Chairman

Nick Rossi



IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+ Vote as percentage of shares voted for and against, abstentions excluded

**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*

^Trend figures are calculated for categories with more than one proposal

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

1997

The Three ges of Acti

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — d ate the third and curr ge of itutional activism.



John Wilcox: In the third stage.

Activists' goals, as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defin role as corporate overseers. Th nual publication of t Council of Institutional Investors' "Focus 20" list of targeted underperformers is one of many such governance events....Activism's growing focus on financial performance has transformed both the dialogue and the level of cooperation b en companies and large activist i tions.



— Wilcox, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture psíde, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without sufficient attention toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press, nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980 he was president of Supermarkets General Corp.*

Portrait by Jean Kristie

survey. Proponent states that the survey "shows that institutional investors would pay an 18% premium for good corporate governance." However, the article actually states that "international investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good corporate governance." Though the article does in fact refer to both institutional and international investors, Proponent's characterization of the survey is inaccurate. A copy of the article is attached to this letter as **Exhibit G.**

Fifth, **the Proposal references two web sites**: *www.cii.org* and *www.thecorporatelibrary.com*. The Staff has recently indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Division of Corporation Finance: Staff Legal Bulletin No. 14* (Jul. 13, 2001). As to both referenced websites in the Proposal, we believe the Staff's prerequisites for exclusion are satisfied. Both websites are filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of these website addresses is simply an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Indeed, because the websites are constantly changing neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. Finally, we note that the Staff has recently specifically instructed Mr. Chevedden to delete the reference to *www.cii.org* in a proposal he submitted to the company in *AMR Corp.* (Apr. 3, 2001). The Proponent should do likewise in this case.

In a letter dated December 5, 2001, the Company asked the Proponent to modify or delete the foregoing statements. As of the date of this filing, the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as **Exhibit H.**

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will

ITEM 9 SHAREHOLDER PROPOSAL ON INDEPENDENT DIRECTORS ON KEY COMMITTEES

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

A shareholder has advised the Company that he intends to present the following resolution at the Annual Meeting. In accordance with the applicable proxy statement regulations, the proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below. Approval of this proposal would require the affirmative vote of a majority of the outstanding shares of Boeing stock present in person or by proxy and entitled to vote at the Annual Meeting.

Shareholder Resolution

RESOLVED:

Boeing shareholders recommend a bylaw provision be adopted that the board (and / or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

Proponent's Supporting Statement

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its Chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website (*www.cii.org*).

In addition to the Council of Institutional Investors many equity analysts and portfolio managers support this topic. Institutional Investors own 62% of Boeing stock. Supporters include institutional investor leaders such as the Teachers Insurance and Annuity Association Retirement Equities Fund (TIAA-CREF) and the California Public Employees Retirement System (CalPERS). Source: TIAA-CREF Policy Statement on Corporate Governance and CalPERS U.S. Corporate Governance Principles, IV. Governance Guidelines, D. Shareholder Rights.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, request that any change on this proposal topic be put to shareholder vote- as a separate proposal and apply to successor companies.

Long-term independent oversight

This proposal is significant because it is believed that under current rules non-independent directors could be nominated to key board committees at almost any time in the future. We believe that the long-term independent oversight of our management is key to addressing the impact of the frequent reports of financial distress at many of Boeing's key airline customers.

Is an expensive law firm a good response to routine shareholder proposals?

We hope that we can be optimistic that our Board will allow this proposal to be submitted for a shareholder vote.

What incentive is there for good corporate governance—highlighted by independent directors on key committees?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance. Source: *Wall Street Journal.*

This proposal is consistent with a key point in the speech by Bradley Davis at the American Society of Corporate Secretaries Technology Seminar, March 2001:

> Growing Focus on Independent Directors: Companies, both public and private, are placing increasing value on the expertise and perspective that independent directors can bring to their boards.

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that Boeing adopt a bylaw provision that the board "nominate independent directors to key board committees to the fullest extent possible."

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(b).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(i)(6).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may exclude the proposal under rule 14a-8(i)(10).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the statement that begins "In addition to . . ." and ends ". . . support this topic" to provide an accurate citation to a specific source;
- delete the discussion that begins "In recent years . . . " and ends " . . . a fiduciary duty to";

- revise the sentence that begins "A survey by McKinsey . . ." and ends ". . . good corporate governance" to accurately reflect that the 18% premium would be paid by institutional investors in the U.S.; and

- delete the statement that begins "This topic won 45 %. . ." and ends ". . . proxy_season = 2000".

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance



Re: Occidental Petroleum Corporation
Incoming letter dated December 27, 2001

The proposal requests that the board of directors of Occidental adopt a policy relating to poison pills that "includes a shareholder vote prior to adopting any poison pill and also redemption or termination of any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur with your view that Occidental can exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:



- revise the phrase that begins "Pills adversely affect ..." and ends "... www.thecorporatelibrary.com/power" so that it includes the accurate quote from and page reference to the referenced source;
- specifically identify the institutional investors that the proponent refers to in the paragraph headed "Institutional Investor Support for Shareholder Vote" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional investors" in the heading and that paragraph;
- specifically identify the institutional investors that the proponent refers to in the two paragraphs following the heading "Institutional Investor Support is High-Caliber Support" and provide factual support in the form of a citation to a specific source, or delete all references to "institutional support," "institutional investor support" and "institutional investors" in the heading and those two paragraphs;
- provide a citation to a specific source for the sentence, "Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" or delete the sentence;
- provide a citation to a specific source for the sentence, "This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe [BNI] 2001 annual meeting" or delete the sentence and the heading "68% Vote at a Major Company"; and
- delete the phrase "have redeemed poison pills or."

Accordingly, unless the proponent provides Occidental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor

3 – Shareholder Vote regarding Poison Pills

This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills

Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 13, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Weyerhaeuser may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";
- specifically identify the entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source;
- revise to accurately characterize the study in the heading and paragraph that begins "Harvard Report . . ." and ends ". . . performance from 1990 to 1999" as a report by Harvard and Wharton authors and provide factual support in the form of a citation to the specific study and publication date; and
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced.

Accordingly, unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Weyerhaeuser omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor